Exhibit 6.3

Master License Agreement

THIS MASTER LICENSE AGREEMENT is made this October 6, 2023 (the “Effective Date”) BETWEEN:

(1)	Aetas Aurea Holding Ltd., One Marina - unit 9, Palm Cay, Yamacraw Hill Road, N.P. Bahamas, with Registered Offices in Olde Towne Marina - Second Floor, Sandyport, Nassau – Bahamas, hereinafter “the Licensor”, duly represented by Mr. George Kremer.

AND

(2)	Tesseract Collective, Inc., a Delaware corporation with its principal place of business at 45 Rockefeller Plaza, 20th Floor, New York, New York 10111, U.S.A., hereinafter “the Licensee”, duly represented by Mr. Richard Seet.

WHEREAS

A.	The Licensor is the the propietor to the name “The Kremer Collection” and the “KC” logo as well as respective tradermarks rights in various jurisdictions, collective called the “BRAND”, as well as the owner of a collection of original artwork, namely of 17th century Dutch and Flemish old masters called “The Kremer Collection”, and either the copyright owner or the worldwide exclusive owner of exploitation rights for copyrights in photogaphies and/or digital images of that artwork collectively called the "COLLECTION", more specifically described in the Schedule I hereto, and as such entitled to license and exploit the copyrights, goodwill, design rights, trademarks and other rights in BRAND and the COLLECTION;

B.	Licensor has the right to grant licences in the BRAND and the COLLECTION to others to create, manufacture, market, sell, distribute, promote and/or publish (inter alia) the products, articles, or services more particularly described in the Schedule I hereto as the “Collaborative Original Digital Artworks (“CODAs”)" as well as licensed merchandise based on the CODAs; and

C.	The Parties wish to enter into this License Agreement for the Licensee to acquire and for the Licensor to grant an exclusive license for a License Period as defined in the Schedule I hereto, to exploit the Property for the creation of CODAs, and for Licensee to have the master license for the commercial exploitation of CODAs in all merchandise categories in the Territory as defined in the Schedule I, with the exception of NFTs, which shall be considered a prohibited category under this Master License Agreement.

D.	As a condition for entering this License Agreement, the parties are simultaneously closing an investment by Licensor into Licensee’s business by virtue of terms which are set forth in a separate Subscription Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

In this Agreement except so far as the context otherwise requires the following expressions shall have the following meanings:

1.1	the Accounting Dates means	30 April, 31 July, 31 October and 31 January in each year during which sales CODA Merchandise are permitted under this Agreement

1.2	the BRAND means	the name “The Kremer Collection” and the “KC” logo as well as the goodwill, trademarks, and other intellectual property rights in the aforementioned, described in the Schedule I

1.3	the COLLECTION means	the copyrights and/or worldwide exclusive exploitation rights in copyrights in photogaphies and/or digital images of the Kremer Collection of original artwork, namely of 17th century Dutch and Flemish old masters, the goodwill, design rights and other intellectual property rights in the aforementioned, described in the Schedule I

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1.4	the CODAs means	commissioned derivative digital artworks based on and/or inspired by the COLLECTION and creative expression or work of a third-party collaborator

1.5	the Guarantee means	the guaranteed Royalty payment specified in the Schedule I

1.6	the Licence means	the exclusive right by way of licence, in the Territory, to exploit the BRAND and the COLLECTION:

(i) upon or in connection with the creation, design, development and/or manufacture of CODAs based on and/or inspired by the COLLECTION, and

(ii) to manufacture, have manufactured, sell and distribute licensed products and merchandise using the BRAND, based on CODAs (“CODA Merchandise”) and,

(iii) to use Presentation Materials in relation to the marketing promotion, advertising and sale of CODA Merchandise in all media channels, including traditional media, digital media and social media, and,

(iv) the right to grant sub-licenses in the BRAND and the COLLECTION and/or form other legal relationships in Licensee’s discretion as appropriate with third parties to enable Licensee to carry out the objectives of the Rights; and,

(v) the first option to license CODAs for CODA Merchandise to Licensor’s existing Classic licensees for the Property.

1.7	the Licence Period means	the term of the licence granted by this Agreement, as defined in the Schedule I

1.8	the Style Guide means	Style Guide containing guidelines for how the CODA Merchandise, BRAND and COLLECTION shall be presented to the public, including colors, fonts, and designs, to provide a consistent branding helping customers have the same experiences when interacting with the CODA Merchandise, BRAND and COLLECTION

1.9	the Presentation Materials means	material used in connection with the sale and marketing of items of CODA Merchandise including packaging, swing tags and other labels, signs, outers and other point of sale material, as well as any advertising or publicity materials including, without limiting the foregoing, catalogues

1.10	the Rights means	the Licensing rights in the BRAND and COLLECTION and CODAs derived thereform, granted in this Agreement

1.11	the Royalties means	the sums payable by the Licensee to Licensor in respect of sales of CODA Merchandise as defined in Schedule I.

1.12	the Samples means	true and accurate samples of any CODAs and/or merchandise based thereon to be produced under this Agreement

1.13	the Territory means	the countries in which the Rights are exercisable, as listed in the Schedule

1.14	the Granted Language means	the languages defined in Schedule I.

1.15	CODA Merchandise means	All product merchandising categories; the following list is illustrative and non-exclusive: Apparel; footwear, bedding, handbags, travel goods, home décor, jewellery, health and beauty, toys and games, media (e.g. live immersive experiences); except for NFTs, which is a prohibited category under this Agreement

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2.	GRANT OF RIGHTS

In consideration of the sums paid or to be paid in accordance with Clauses 4 and 5 and subject to compliance by the Licensee with its obligations hereunder the Licensor hereby grants to the Licensee for the period specified in the Schedule I attached hereto:

2.1.	an exclusive license in the BRAND and the COLLECTION for use with CODA Merchandise

2.2.	an exclusive license in the COLLECTION as a base and/or source of inspiration for the creation of CODAs

3.	LICENCE TERRITORY

The Licence here granted shall be exercised by the Licensee only within the Territory and in the Granted Language.

4.	GUARANTEE

The Licensee shall pay to Licensor on the signing of this Agreement (together with any applicable Value Added Tax) the sum(s) more particularly shown in the Schedule I hereto which are to be advance payments of Royalties and which shall not be repayable in whole or in part or in any event but which shall be recoupable and creditable against earned Royalties (“the Guarantee”). It is agreed that in the event no royalties shall become payable the aforesaid sum shall in no circumstances become repayable to the Licensee.

5.	ROYALTIES

5.1	The Licensee shall pay to the Licensor a royalty in an amount equal to the rates specified in the Schedule I hereto in respect to the CODA Merchandise sold by the Licensee or on its behalf and calculated upon the Net Profits of the CODA Merchandise.

5.2	The term “Net Profits” shall mean:

For the sale of CODA Merchandise: the Licensee’s gross receipts realized from sales of CODA Merchandise by sub- licensees and/or other partners less direct third-party expenses, including (i) taxes; (ii) currency conversion; (iii) exchange fees; (iv) other verified third-party fees and costs; (v) marketing expenses; (vi) fees paid to agents or sub-agents; and (vii) fees paid to collaborators, if any.

5.3	With any Licensee’s statement delivered (pursuant to Clause 6.1 below) for a period including a date indicated in the Schedule I hereto as involving the “Guarantee”, the Licensee shall pay to Licensor the amount, if any, by which cumulative Royalties paid with respect to sales in the Territory during any period or periods governed by the Guarantee provision or any Guarantee provision contained in any agreement extending the term hereof, fall short of the amount of the Guarantee for such period.

5.4	Notwithstanding anything hereinabove to the contrary, in the event of the Licensee’s material breach of this Agreement (which breach is not cured within thirty (30) days of the Licensor’s written notice to the Licensee thereof) the Licensee agrees that any and all Guarantees due hereunder shall become immediately due and payable as the Licensor’s liquidated damages, regardless of whether the Licensor also exercises its rights hereunder to terminate this Agreement because of such breach.

6.	ACCOUNTING

6.1	The Licensee shall within thirty (30) days after each Accounting Date deliver to Licensor:

6.1.1	a statement giving particulars of all sales disposals or receipts separately for each item comprising the CODA Merchandise effected by the Licensee during the previous quarter and showing sale prices and the total Royalties payable in respect thereof;

6.1.2	payment for the full amount of the Royalties shown as payable together with any further sum required to satisfy any applicable Guarantee.

6.2	Acceptance by the Licensor of any Royalties shall not prevent the Licensor at any later date disputing or demanding particulars from the Licensee as to the calculation of the same and neither shall acceptance of any sum by the Licensor constitute a waiver of any breach of any term of this Agreement by the Licensee if any such shall have occurred.

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6.3	If the Licensee shall fail to render a statement or pay the Royalties due to the Licensor by the dates specified in Clause 6.1 above or pay any Guarantees or other sum due to the Licensor lawfully in connection with the Property within thirty (30) days after the same shall become due, then the Licensor shall, in addition to all other remedies of the Licensor provided for herein or at law, be entitled to charge interest on all sums remaining due and outstanding with effect from the date when the payment first became due until the date of payment in full at a rate of 1% above the base rate of Banque HSBC applicable on the date when the payment first became due.

6.4	Should the Licensor have occasion to instruct solicitors by reason of the Licensee’s failure to render statements and/or the details referred to in sub-clause 6.1 or to pay Royalties the Licensee shall on demand indemnify the Licensor in respect of any and all reasonable legal fees incurred as a result on a full indemnity basis.

7.	MAINTENANCE AND INSPECTION OF ACCOUNTS

The Licensee undertakes and agrees:

7.1	to keep proper records and books of accounts relating to all dealings with the CODA Merchandise and to make all such entries therein as may be necessary to enable the amount of Royalties to be ascertained. The Licensee shall within a reasonable time following the request of the Licensor or in any event within three (3) months of the end of each financial year of the Licensee deliver to the Licensor a certificate signed by the Licensee’s auditors or Finance Director stating that the amount of Royalties paid by the Licensee to the Licensor in the preceding financial year is correct and represents the total Royalties due and payable to the Licensor upon all sales of the CODA Merchandise by the Licensee pursuant to the terms and conditions of this Agreement;

7.2	to permit the Licensor or its duly authorised representatives once per calendar year at all reasonable times at any time during normal business hours and upon fifteen (15) calendar days prior notice, and on request to audit and inspect and take copies or extracts from relevant records or accounts and to give them such further information as they may reasonably require to enable the amount of the Royalties to be verified. If any such audit or inspection shall reveal an underpayment then the Licensee shall pay such amount immediately to the Licensor together with interest thereon at 2% above the base rate of applicable on the date when payment first became due and if such underpayment shall be equal to or exceed five percent (5%) of the amount previously reported by the Licensee in respect of the Accounting Period being the subject of such inspection then the Licensee shall in addition bear all audit and inspection costs of the Licensor;

7.3	to preserve all relevant records and accounts for a period of not less than five (5) years from the expiration or termination of this Licence or from the delivery to the Licensor of the last of all Royalty statements due hereunder whichever shall be the later.

8.	CODAS

8.1	All CODAs shall be based on and/or inspired by the COLLECTION, and its creation by third-party collaborators shall be commissioned, as work for hire, if available, by either the Licensor or the Licensee, both at the cost of the Licensee.

8.2	On the signing of this Agreement the Licensor shall provide Licensee with access to the COLLECTION in order to enable the creation of CODAs.

8.3	The artwork, photographies, digital images, designs, transparencies, texts and other material, or the access thereto, using, or relating to, the COLLECTION in the hands of the Licensee shall be returned to the Licensor following initial production of the CODAs upon request therefor by the Licensor and in any event immediately upon expiration or termination of this Agreement.

8.4.	If the Licensee desires to have any CODAs or components thereof created or developed by a third-party developer and/or collaborator, the Licensee must notify the Licensor of the name and address of such third-party collaborator involved and the content and terms of the Licensee's proposed agreement with the third-party collaborator and obtain the Licensor's prior written permission to enter into the porposed agreement with the third-party collaborator.

8.5	In the event any such third-party collaborator utilises the CODAs or the COLLECTION for any unauthorised purpose, the Licensee shall without prejudice to the Licensor's right to terminate the agreement by reason of such breach, co-operate fully in bringing such utilisation to an immediate halt. Should the actions of the third-party collaborator subject Licensor to any penalty or expense, the Licensee will fully compensate and hold indemnible the Licensor therefor.

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9.	APPROVALS

9.1	The Licensee agrees that the Licensor shall have the right of approval of those parts of the COLLECTION comprised in the CODAs, CODA Merchandise using the BRAND and Presentation Materials, and the appearance, quality and design thereof, and that no advertising or marketing of the CODAs and/or CODA Merchandise shall take place without the prior written consent of the Licensor, which shall not be unreasonably withheld or delayed.

9.2	Within the first contract year, the Licensee shall forward to the Licensor for its approval at least rough visual designs of all CODAs commissioned, CODA Merchandise using the BRAND and all Presentation Materials of whatsoever kind relating thereto together with such other details or digital samples concerning the composition of the CODAs, CODA Merchandise using the BRAND and all Presentation Materials as the Licensor may from time to time reasonably request.

9.3	Before commencing the exercise of any of the Rights the Licensee shall provide to the Licensor for its approval one (1) digital Sample of each proposed licensed CODAs or CODA Merchandise item created. The Licensor shall notify the Licensee within ten (10) working days of receipt if supplied by e-mail as to whether the digital Samples are approved. IT IS AGREED that there shall be no exercise of any of the Rights unless and until express written prior approval of the Samples shall be given to the Licensee by the Licensor. If the Licensor shall not have indicated approval of the digital Samples within ten (10) working days then the Samples shall be deemed not to have been approved. Any rejection of the digital Samples by Licensor must state the reasons with particularity along with the rejection to enable Licensee to address any perceived concerns in a timely manner. The CODAs can’t be exploited as CODA Merchandise if they are not approved.

9.4	The Licensee shall at all times ensure that all licensed items created using the COLLECTION and/or Brand conform in image style and approach to that of the Licensor in relation to the COLLECTION and the Licensee shall consult with the Licensor regarding the Licensee's marketing policy and approach to any advertising campaign for the CODAs or CODA Merchandise.

9.5	The Licensee shall market the CODAs under the BRAND in Licensee’s reasonable discretion.

9.6	No film, television, social media commercial, or similar, featuring the COLLECTION, BRAND or CODAs shall be made without prior written consent from the Licensor.

9.7	The Licensee acknowledges that production, sale or distribution of any item created using the COLLECTION and/or BRAND or any component thereof prior to approval by the Licensor in accordance with the approvals procedure set out in this Clause 9 or to a standard below that required by this Agreement will be deemed a material breach of this Agreement. In such an event the Licensor may demand the immediate withdrawal and destruction of all such non-approved items and the Licensee agrees that, in addition to all other remedies of the Licensor provided for herein or generally at law, any and all Guarantees and Royalties due hereunder shall become immediately due and payable as the Licensor's liquidated damages, regardless of whether the Licensor and the Licensor also exercises its rights hereunder to terminate this Agreement because of such breach.

10.	QUALITY CONTROL

10.1	The Licensee warrants that all items manufactured, advertised, and sold under the terms of this Agreement shall conform in all material respects with the digital Samples provided in accordance with Clause 9 above and approved by the Licensor.

10.2	The Licensee shall provide digital samples of any amended, altered or new items to be introduced during the term of this Agreement prior to the release thereof for approval in accordance with Clause 9 above.

10.3	Not later than the first day of the launch of CODA Merchandise, the Licensee shall deliver to Licensor free of charge one (1) of each article of CODA Merchandise which shall not be for the purpose of resale and which shall be royalty free.

10.4	The Licensor shall be entitled, subject to reasonable notice, (but not more frequently than once every six months) to inspect the Licensee's current stock of the CODA Merchandise.

10.5	The Licensee shall put in place commercially reasonable and customary quality control procedures relating to the licensed items and ensure their implementation by skilled personnel.

10.6	The Licensee shall notify the Licensor of all complaints received by the Licensee as to the quality of any licensed items.

10.7	The Licensee acknowledges that neither the Licensor nor the Licensee are competent to determine whether any of the licensed items are safe for sale or dissemination to the public and that any examination or checks made by the Licensor are principally to ensure protection of the COLLECTION and BRAND and any approval given by the Licensor shall in no way detract from the Licensee's duties in or obligations under this Agreement.

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11.	COPYRIGHT AND TRADEMARKS

11.1	The Licensee agrees that unless otherwise agreed in writing by the Licensor all licensed items, CODAs, licensed Merchandise based thereon, and marketing materials related thereto shall bear the credits and copyright and trademark notices or symbols specified in the Schedule I together with such additional copyright and trademark notices as the Licensor may notify to the Licensee from time to time. On very small items comprised in the CODAs the Licensee may, with the prior written approval of the Licensor, incorporate an abbreviated copyright notice as specified in the Schedule I. The Licensee shall be free to utilise its own trademarks or dress in relation to the CODAs but the Licensee undertakes not to associate the COLLECTION and/or BRAND with any other trademarks or dress so used and not to do or allow any other act which would in any way impair the rights of the Licensor with respect to the COLLECTION and/or BRAND. Being specified that any abbreviated copyright and/or association of the COLLECTION and/or BRAND with another third-party trademark shall be subjected to the written prior approval of the Licensor.

11.2	Any copyrights and/or exclusive exploitation rights in the CODAs being created by third-party collaborators, unless covered by a work for hire agreement, or goodwill or other rights resulting from the activities of the Licensee or its agents suppliers or staff which exist in the CODAs that are derivative works of the COLLECTION and which reproduce or contain features of shape form configuration or pattern corresponding to any part of the COLLECTION and all rights other than those granted herein shall be owned equally among Licensor and the third-party collaborator(s) in equal shares. Additionally, any prior intellectual property rights which may exist in the works of third-party collaborators (e.g. music, video, digital art) that are included along with the COLLECTION in the CODAs shall remain the exclusive property of the original owner.

11.3	The Licensee acknowledges that ownership of all rights in the COLLECTION and BRAND or house or style of presentation (including but not limited to any specifically designed typefaces) relating to the COLLECTION and/or BRAND including goodwill therein are reserved to the Licensor, that the Licensee shall not acquire any title or interest of whatsoever nature therein as a result of the Licensee's use thereof and all such use by the Licensee shall ensure for the sole benefit of and be held on trust for the Licensor.

11.4	The right to apply for registration or any further amendment, or re-enactment thereof, of any intellectual property subject of or arising by reason of any exercise of the Rights and the right to register maintain or renew said registration or any other intellectual property forming part of the COLLECTION and/or BRAND are strictly reserved to the Licensor. Licensor shall use best efforts to maintain all trademark, copyright, design rights, or other intellectual property rights in the COLLECTION and/or BRAND, to ensure Licensee maintains the benefit of the Licence for the time of this Agreement.

11.5	Notwithstanding the foregoing the Licensee agrees to cooperate with the Licensor in the filing, at the cost of the Licensor, of any application for registration of any design or trademark and for recording the Licensee as a User or equivalent of any such trademark or the registration of any design utility model or other intellectual property right relating to the COLLECTION, BRAND and/or the Rights. The Licensee shall do or execute any act or document, at the cost of Licensor, as may be required for any such application as the Licensor may deem necessary or desirable.

11.6	The Licensee agrees to assist the Licensor to the extent necessary to protect the COLLECTION and/or BRAND and any other rights licensed hereunder. For that purpose, the Licensor may, if it so desires, at his own cost, commence and prosecute any infringement suits or other litigation in its own name or, at the Licensor’s sole cost, in the name of the Licensee or join the Licensee as a party thereto. The Licensee shall promptly notify the Licensor in writing of any infringements or imitations of the COLLECTION, BRAND, CODAs and/or CODA Merchandise that may come to the Licensee's attention and the Licensor shall have the right to determine whether or not any litigation shall be instituted in connection therewith. The Licensee shall not institute any suit or take any action relative to any such infringement or imitations without first obtaining the written consent of the Licensor to do so. Except as otherwise agreed, the Licensee shall be entitled to no share or interest in the net proceeds, by way of damages or otherwise, of any claim against a suspected infringer of any rights in the COLLECTION, BRAND, CODAs and/or CODA Merchandise.

11.7	Should the Licensee at any time during the Licence Period, challenge the Licensor's right to grant the Rights to the Licensee or the validity of the COLLECTION and/or BRAND, or should the Licensee assist and support any other third party in doing so, the Licensor shall be entitled to immediately terminate this Agreement and the Licence forthwith.

12.	EXTENT AND LIMITATION OF RIGHTS

12.1	The provisions of this Agreement shall be binding on and shall inure to the benefit of the parties hereto, and their heirs, administrators, successors and permitted assigns.

12.2	This Licence is limited to the creation of CODAs and CODA Merchandise as defined in the Schedule I to be sold in accordance with the terms hereof.

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13.	BEST ENDEAVOURS

13.1	Throughout the Territory the Licensee shall use its best endeavours to exploit and promote the sale of the CODA Merchandise to the best advantage.

13.2	The CODAs shall be on sale to the public within the Initial CODA Merchandise Sales Date unless otherwise agreed in writing by Licensor.

13.3	The Licensee undertakes to:

13.3.1	manufacture, sell and distribute the CODA Merchandise in an ethical manner and in accordance with the terms and intent of this Agreement;

13.3.2	not create any expenses chargeable to the Licensor without the prior written approval of the Licensor and/or the Licensor;

13.3.3	protect to the best of its ability its right to manufacture, sell and distribute the CODAs and CODA Merchandise hereunder;

13.3.4	comply with all laws and regulations relating or pertaining to the manufacture, sale, advertising or use of the CODA Merchandise and to maintain the highest quality and standards and to comply with any regulatory agencies which shall have jurisdiction over the CODA Merchandise

13.3.5	not attempt to gain any rights in or to the COLLECTION and/or BRANDthat may conflict with the rights of the Licensor.

13.3.6	The Licensee declares its full respect of the UNICEF charter relating to the childhood protection and hereby declares having no business relations with company or entity of any kind which would not comply with this charter.

14.	TERMINATION

14.1	In addition to the Licensor’s right to terminate this Licence Agreement under Clauses 9.7, 11.7, above and below the Licensor may forthwith terminate this Agreement by giving notice in writing if the Licensee shall fail to make payment of Guarantees or Royalties under this Agreement or payment of any other sum due to the Licensor on behalf of the Licensor lawfully in connection with this Agreement and that Licensee shall fail to cure the deficiency within thirty (30) days after receipt of notice from Licensor or Licensor.

14.2	If the Licensee shall be amalgamated with or become a subsidiary of any other company or be purchased by a person, firm, company, corporation or other organisation, unless transfer of all rights and obligatiosn arising from this Agreement to the new entity has been agreed beforehand, then this Agreement shall immediately and without notice from the Licensor cease to have effect.

14.3	Termination of this Agreement shall be without prejudice to the rights and remedies of the Licensor in respect of any antecedent breach by the Licensee of any of its obligations under this Agreement or in respect of the payment of Royalties or Guarantees due.

15.	EFFECT OF EXPIRY AND TERMINATION

15.1	Upon termination by the Licensor only for a material breach as set forth herein, the Licensee's right to exercise the Rights in respect of the CODAs and/or CODA Merchandise shall immediately cease and have no further force or effect save and limited to the expiration of all Sub-Licensing deals then in effect.

15.2	Upon expiry or termination for whatever reason any unsatisfied Guarantees pursuant to Clause 5.2 hereof shall immediately become payable to the Licensor in full.

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15.3	The Licensee further agrees with the Licensor that following such expiration or termination pursuant to any of the terms hereof:

15.3.1	the provisions of Clauses 5, 6, 7, 8, 11, 14, 15, 16, 17, 18, 20, 22, 23, 24 and 25 shall survive such expiry or termination and shall continue in full force and effect.

15.3.2	the Licensee shall cease all use of the COLLECTION and/or BRAND (save as allowed by Clause 15.1 hereof) and shall consent to the cancellation of each and every registration or recordal of the Licensee as a permitted or registered user of the COLLECTION and/or BRAND or any part thereof.

16.	INSURANCE

The Licensee shall obtain and maintain, at its own expense, adequate commercial insurance in an amount of not less than the sum specified in the Schedule I naming the Licensor as beneficiary and providing protection against any and all claims demands suits or causes of action arising out of any alleged defects in the CODA Merchandise or any use thereof. Evidence of such insurance shall be furnished by the Licensee to the Licensor promptly following execution of this Agreement and prior to the sale or distribution of any CODAs and/or CODA Merchandise. Any proposed change in the Licensee’s insurance shall be submitted to the Licensor for its prior approval. The Licensee shall instruct its insurer in writing with a copy to the Licensor to notify the Licensor directly in the event that the insurance shall cease or lapse. The Licensee shall notify the Licensor of all claims made to it and notified to its insurer and relating to the CODA Merchandise. The Licensee shall also notify the Licensor promptly of any circumstances which might reasonably be considered likely to result in a claim.

17.	WARRANTIES

17.1	The Licensor hereby warrants to and with the Licensee that it has the full right, power and authority and is entitled to grant the Rights hereunder and ownership in the COLLECTION and/or BRAND is and will remain valid and subsisting throughout the Territory and does not and will not, to the best of his knowledge, infringe the intellectual property rights of any third party.

17.2	The Licensee hereby warrants that he has fully complied, and will fully comply hereafter with the requirements of all applicable laws, regulations, rules and other ordinances issued by any authority related to the subject matter of this Agreement and to the performance of Licensor’s obligations.

17.3	The Licensee hereby warrants making appear, on or in association with all CODAs, the copyright and trademark, as well as the logos, subjected to clause 11.1 above.

The Licensee makes a commitment to commercialize licensed products of very good quality, non-hazardous, respecting the prestige and good name of the COLLECTION and/or BRAND.

18.	INDEMNITIES

18.1	The Licensee agrees to indemnify the Licensor against all actions, suits, claims, demands, expenses, costs (including legal costs) and damages (direct or indirect) which either or both may incur suffer or sustain as a result of use of the Materials or relating to the exercise by the Licensee of the Rights herein granted and whether arising out of any matter or thing approved by the Licensor hereunder or not.

18.2	The Licensor agrees to indemnify the Licensee against all actions, suits, claims, demands, expenses, costs (including legal costs) and damages (direct or indirect) that it may incur suffer or sustain as a result of third party claims arising from or relating to: (i) Licensee’s use of the COLLECTION and/or BRAND; and/or (ii) license grants of the COLLECTION and/or BRAND to third-parties

19.	WAIVER

No waiver (whether express or implied) by the Licensor of any breach by the Licensee of any of its obligations under this Agreement shall be deemed to constitute a waiver or consent to any subsequent or continuing breach by the Licensee of any such obligation.

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20.	NOTICES

Unless otherwise stated every notice and other communication shall be addressed to the party to this agreement at its address stated herein or to such addresses as the parties to this agreement shall each subsequently advise to the other in writing and shall be deemed to have been received on the date upon which in the ordinary course of first class post it would have reached its destination.

21.	CONFIDENTIALITY

The parties to this agreement acknowledge that all information exchanged between them that has been identified as “Confidential” in nature as well as the terms of this Agreement are of a confidential nature and has or will have been communicated by the disclosing party in the strictest confidence on terms that require the receiving party not to divulge or permit such information to be divulged to third parties nor to permit such information to be used by third parties and that the receiving party shall not use such information so as to gain any unfair advantage over or compete with the disclosing party at any time whether before or after the expiry or termination of this Agreement.

22.	NON-ASSIGNABILITY

22.1.	The Licensee acknowledges that this Agreement does not provide for a joint venture or partnership with the Licensor. The Licensee may not assign or transfer to another subsidiary of the same company group or dispose of any of the rights granted hereunder to any other party without the Licensor's prior written consent except by operation of law or in connection with a transfer of substantially all of the assets of Licensee. Failure to obtain such consent shall be deemed a material breach of this Agreement.

22.2.	The Licensor may, at any time, assign or transfer the rights granted hereunder to another subsidiary of the same company group without the Licensee's prior written consent. However, the Licensor shall notify Licensee of any such transfer in writing well in advance of such transfer.

23.	EXECUTION OF AGREEMENT

This Agreement shall be deemed invalid unless signed and returned to the respective other party to the Agreement within thirty (30) days from the date its final form is agreed. It is a strict condition of this Agreement that the Licensee may not commence production of any articles comprising the COLLECTION, BRAND, CODAs or any Presentation Materials prior to the full execution of this Agreement by both parties hereto. In such an event, any and all Guarantees due hereunder shall become immediately due and payable as the Licensor's liquidated damages, regardless of whether the Licensor also exercises its rights hereunder to terminate this Agreement because of such breach.

24.	WHOLE AGREEMENT

This Agreement constitutes the whole Agreement between the Licensor, and the Licensee and there are no promises, terms, conditions, obligations, representations or warranties, oral or written, expressed or implied other than those contained herein. This Agreement supersedes any previous agreement between the parties hereto relating to the COLLECTION, BRAND, and CODAs.

25.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America and shall be subject to the jurisdiction of the Courts located in New York, New York, United States of America.

26.	FORCE MAJEURE

Neither party to this Agreement shall be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement, if such delay or failure result from events, circumstances or causes beyond its reasonable control. In such circumstances, the affected party to this Agreement shall be entitled to a reasonable extension of the time for performing such obligations. If the period of delay or non-performance continues for three months, the party to this Agreement to this Agreement not affected by such event may terminate this Agreement by giving 30 days’ written notice to the affected party to this Agreement.

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27.	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile or other electronically or digitally transmitted copy of a signature on any counterpart will be deemed an original.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

Aetas Aurea Holding Ltd (the licensor)	Tesseract Collective, Inc. (the licensee)

Name (printed): Mr. George Kremer	Name (printed): Mr. Richard Seet

Title: Director	Title: CEO

Date: 10/6/2023	Date: 10/6/2023

Signature: /s/ George Kremer	Signature: /s/ Richard Seet

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SCHEDULE I

1.	LICENSEE:	Tesseract Collective, Inc.

2.	DATED:	October 6, 2023

3.	THE PROPERTY IS:

The BRAND means	the name “The Kremer Collection” and the “KC” logo as well as the goodwill, trademarks, and other intellectual property rights in the aforementioned

The COLLECTION means	the copyrights and/or worldwide exclusive exploitation rights in copyrights in photogaphies and/or digital images of the Kremer Collection of original artwork, namely of 17th century Dutch and Flemish old masters, the goodwill, design rights and other intellectual property rights in the aforementioned

4.	DISTRIBUTION CHANNELS:	All channels of distribution for CODAs and CODA Merchandise

5.	THE PERIOD OF THIS LICENCE:

5.1	FOR THE CREATION OF CODAS: INITIAL TERM: THREE YEARS

YEAR 1: FROM: Effective date To: January 31, 2024 YEAR 2: FROM: February 1, 2024 To: January 31, 2025 YEAR 3: FROM: February 1, 2025 To: January 31, 2026

RENEWAL TERM: THREE YEARS

Licensee shall have the option to renew this Agreement for an additional renewal term of three (3) years provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Initial Term; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has achieved Gross Receipts of at least $1,000,000 USD.

The financial terms of the Renewal Term shall remain as stated for the Initial Term.

5.2   FOR THE LICENSING OF CODA MERCHANDISE PURSUANT TO THE MASTER LICENSE GRANTED HEREIN:

INITIAL TERM: TEN YEARS

From the Effective Date until the Tenth (10th) Anniversary of the Effective Date

RENEWAL TERMS: TEN YEARS

First Renewal Term: Licensee shall have the option to renew this Agreement for a renewal term of ten (10) years provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Initial Term; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has paid to Licensor at least total proceeds of $1,000,000 USD during the Initial Term, which payment can be in combination of any of the following: $1,000,000 USD in Minimum Guarantee per schedule; extra $1,000,000 from the earned Royalties; or a makeup payment by Licensee to meet the $1,000,000 total due should the combination Of the Minimum Guarantee and earned Royalties fall short.

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Second Renewal Term: Licensee shall have the option to renew this Agreement for an additional renewal term of ten (10) years provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the First Renewal Term; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal; and (3) Licensee has paid to Licensor at least total proceeds of $1,000,000USD during the First Renewal Term, which payment can be in combination of any of the following: extra $1,000,000 from the earned Royalties; or a makeup payment by Licensee to meet the $1,000,000 total due should the earned Royalties fall short.

Additional Renewal Terms: Licensee shall have the option to renew this Agreement for additional renewal terms of ten (10) years each, provided that: (1) Licensee provides written notice of its intent to renew at least ninety (90) days prior to the expiration of the Renewal Term then in-effect; (2) Licensee is in good standing, has paid all sums due and owing to Licensor and is not in breach of this Agreement at the time of the exercise of the renewal;and (3) Licensee has paid to Licensor at least total proceeds of $1,000,000 USD during the Renewal Term then in- effect, which payment can be in combination of any of the following: extra $1,000,000 from the earned Royalties; or a makeup payment by Licensee to meet the $1,000,000 total due should the earned Royalties fall short.

The financial terms of the Renewal Terms shall otherwise remain as stated for the Initial Term.

6.	THE TERRITORY IS:	Worldwide

7.	THE GRANTED LANGUAGE IS:	All languages

8.	RATES OF ROYALTY PAYABLE

UNDER CLAUSE 5:	Royalty Rate: Seven (7%) of Licensee’s Net Profits

9.	THE BRAND NAME SPECIFIED IN ACCORDANCE WITH CLAUSE 9.4:

10.	THE GUARANTEE PAYABLE AND SCHEDULE:	Contract Year 1: $ $37,500 payable on Execution of this Agreement.

Contract Year 2: $ 100,000, payable on the first anniversary of the Effective Date

Contract Year 3: $ 112,500, payable on the second anniversary of the Effective Date.

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11.	FULL CREDITS AND COPYRIGHT NOTICE TO BE INCLUDED ON LICENSED PROPERTY:

12.	AMOUNT OF COMMERCIAL

INSURANCE:	Remains TBD

Aetas Aurea Holding Ltd (the licensor)

Name (printed): Mr. George Kremer

Signature: /s/ George Kremer

Tesseract Collective, Inc. (the licensee)

Name (printed): Mr. Richard Seet

Signature: /s/ Richard Seet

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